FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Information contained in the attached document contains forward looking information.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender St.

Vancouver, British Columbia V6C 2T8

2.

Date of Material Change

May 14, 2008

3.

News Release

A news release respecting this material change was disseminated on May 15, 2008 via Marketwire.

4.

Summary of Material Change

Forbes Medi-Tech Inc. (“Forbes” or “Company”) has announced a plan to focus exclusively on its revenue-generating nutraceutical business, which includes functional foods and dietary supplements, and cease all in-house drug development activities. The restructuring plan involves staff reductions across various departments within the Company’s current active workforce. The Company is retaining key personnel required in order to achieve immediate and longer term goals.

5.

Full Description of Material Change

It is anticipated that the Company’s restructuring plan will reduce its 2008 operating and research and development expenses by approximately $2.7 million. The Company forecasts an extension of its working capital into the fourth quarter of 2009 based on a number of factors including: the successful implementation of these cost reductions; a projected 20% increase in 2009 revenues; anticipated sales of excess inventories; and the receipt of the recently-announced $3 million in non-dilutive capital funding and the additional $800,000 funding within the next year.

Key components of the business restructuring plan:

•

Forbes will focus on the revenue-generating nutraceutical business area, with a mandate to grow Reducol™ and the phytosterol product portfolio while improving profitability and further reducing costs.

•

To build the strong nutraceutical business base, the Company will retain core team members and endeavor to target key merger and/or acquisition opportunities.

•

The Company has decided that all pharmaceutical development activities will cease based on the early stage of these technologies and the associated development times leading up to drug approvals.

•

The Company plans to close its drug development facility in San Diego, California and reduce its current total workforce by approximately one-third, affecting employees in the U.S. and Canada.

•

Forbes will continue to seek favourable business development opportunities for its pharmaceutical business unit, including out-sourcing and licensing agreements. The Company retains the ownership and rights to drug compounds and technologies within its intellectual property portfolio.

See also the attached news release dated May 15, 2008.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.

Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

8.

Executive Officer

David Goold, Chief Financial Officer

Tel: (604) 689-5899

9.

Date of Report

May 15, 2008

Forward-looking statements and information:

This material change report contains forward-looking statements and information within the meaning of applicable securities laws.  Forward-looking statements and information are inherently uncertain, and actual results may differ materially from the forward-looking statements and information due to a variety of risks, uncertainties and other factors.  For a further description of these forward-looking statements and information, and certain risks and uncertainties related to them, please see the attached news release dated May 15, 2008, as well as the Company‘s  latest Annual Report on Form 20-F, and other documents filed by the Company with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov.  Forward-looking statements and information are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

FOR IMMEDIATE RELEASE	May 15, 2008

FORBES MEDI-TECH ANNOUNCES CORPORATE RESTRUCTURING

Company To Focus Exclusively on Core Nutraceutical Business and
Reduce 2008 Research and Development Expenses by Approximately $2.7 Million

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) today announced a plan to focus exclusively on its revenue-generating nutraceutical business, which includes functional foods and dietary supplements, and cease all in-house drug development activities. The restructuring plan involves staff reductions across various departments within the Company’s current active workforce. The Company is retaining key personnel required in order to achieve immediate and longer term goals.

“We realize the need to realign our business to focus on areas that are generating immediate revenue. The head count and expense reductions that we’re announcing today, while difficult, allow us to focus on further developing our nutraceutical business,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc.

It is anticipated that the Company will reduce its 2008 operating and research and development expenses by approximately $2.7 million. The Company forecasts an extension of its working capital into the fourth quarter of 2009 based on a number of factors including: the successful implementation of these cost reductions; a projected 20% increase in 2009 revenues; anticipated sales of excess inventories; and the receipt of the recently-announced $3 million in non-dilutive capital funding and the additional $800,000 funding within the next year.

“Moving forward, this strategic focus on the nutraceutical sector represents a truly pivotal point in Forbes’ development. The estimated global market for functional foods has reached more than US$30 billion, and consumer trends point to an increasingly active population that values the pursuit of healthier lifestyles. Building on these positive dynamics, Forbes will continue to target exciting commercial opportunities in the functional foods and dietary supplement markets in the U.S., Europe, and the rest of the world,” said Mr. Butt.

Key components of the business restructuring plan:

•

Forbes will focus on the revenue-generating nutraceutical business area, with a mandate to grow Reducol™ and the phytosterol product portfolio while improving profitability and further reducing costs.

•

To build the strong nutraceutical business base, the Company will retain core team members and endeavor to target key merger and/or acquisition opportunities.

•

The Company has decided that all pharmaceutical development activities will cease based on the early stage of these technologies and the associated development times leading up to drug approvals.

•

The Company plans to close its drug development facility in San Diego, California and reduce its current total workforce by approximately one-third, affecting employees in the U.S. and Canada.

•

Forbes will continue to seek favourable business development opportunities for its pharmaceutical business unit, including out-sourcing and licensing agreements. The Company retains the ownership and rights to drug compounds and technologies within its intellectual property portfolio.

The Company’s financial outlook for 2008 revenues continues to project sales of $9.75 million to $10.5 million, an increase of up to 18% compared to its reported revenues in 2007. For further discussion of our 2008 revenue guidance, please refer to the Company’s press release issued on February 7, 2008.

About Nutraceuticals

An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer has given rise to a category of products known as nutraceuticals. This category includes functional foods, which are conventional foods containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting chronic diseases. The estimated global market for functional foods has reached more than US$30 billion. The US market alone contributes $15 billion annually to this, and the Nutrition Business Journal estimates it will grow to $34 billion by 2010. The nutraceuticals category also includes dietary supplements, which are healthful products derived from natural and synthetic food sources and delivered in a medicinal form. Dietary supplements accounted for approximately 34% of the $47.6 billion US nutrition market, according to a Health Business Partners study that was published in 2000.

Conference Call

A corporate update will be provided during a conference call on Thursday, May 15 at 1:30 pm PT (4:30 pm ET). To participate, please dial 877-323-2010 or (direct) 416-695-9701. Alternatively, a live webcast also can be accessed through the Company’s website at www.forbesmedi.com. The conference call will be available for replay until May 22, 2008 by calling 800-408-3053 or (direct) 416-695-5800 (Passcode: 3261319#).

For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

The revenue guidance provided above is primarily based on the contracted and forecasted tonnage of Reducol™ and other value added products for sale into the functional food and dietary supplement markets. We have consistently issued revenue guidance in the past in an effort to provide our shareholders with an updated revenue outlook in a timely manner. We caution readers that our revenue guidance is not to be relied upon for any other purpose. The 2008 revenue guidance includes assumptions that the contracted and forecasted amounts will be ordered and shipped as anticipated.

This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), concerning anticipated developments in the Company’s business including projected sales, revenues, and sufficiency of working capital; the Company’s planned downsizing, business focus, potential commercial opportunities, and future growth; future business opportunities for its pharmaceutical business unit; and other information in future periods. Forward-looking statements can be identified by forward-looking terminology such as “plan”, “to focus”, “improving”, “designed to”, “will”, “goals”, “further developing”, “2009”, “target”, “opportunities”, “to grow”, “continue to seek”, “financial outlook”, “forecasts”, “projected”, “anticipated”, “possible”, “estimates”, and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional future capital, which may not be available in a timely manner or at all; the Company’s reliance on a few existing customers for performance and its need for additional customers; uncertainty whether the Company will realize the forecasted sales revenues; the effect of competition; uncertainty regarding market acceptance of the Company’s products or those of its customers; unanticipated expenses and inability to control certain costs; intellectual property risks including the risk that our patents may be challenged or allegations may be made that we are infringing the patent rights of a third party; the need for  regulatory approvals, which are not assured; product liability and insurance risks; manufacturing risks and the Company’s dependency on Phyto-Source LP, for its manufacture and supply of Reducol™;  exchange rate fluctuations; changes in the Company’s business strategy or plans; uncertainty whether any merger or acquisition opportunities will be realized; the volatility of our share price and trading volumes; and uncertainty whether our shares will continue to trade on NASDAQ.  For a further discussion of these and other known risks and uncertainties affecting the Company and its business, please see our latest Annual Information Form / Form 20-F, and other documents filed by us with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov.  Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Contact:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 681-8976

E-mail: jregts@forbesmedi.com

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